Release Time IMMEDIATE
Date 9 February 2001
Number  16/01

BHP APPROVES TINTAYA OXIDE DEVELOPMENT

BHP Limited (BHP) today announced approval of a US$138 million expansion of its Tintaya copper operations in Southern Peru.

The expansion will include a new solvent extraction electrowinning (SX/EW) facility that will initially produce 34,000 tonnes of copper in cathode per annum.

Construction of the project will commence immediately with first production expected in mid 2002. Copper production levels at Tintaya, currently around 90,000 tonnes per annum, will rise to a capacity of 124,000 tonnes per annum in 2002 and 130,000 tonnes per annum in 2004.

President BHP Copper Ken Pickering said the expansion is consistent with BHP's strategy to add value through brownfield developments and supports a key component of the Minerals growth strategy - to increase copper production in a capital efficient manner.

"The Tintaya oxide project will deliver significant returns to shareholders and represents the first step in a broader plan to extract value from the extensive resources in the region," he said.

"The project risk is low; plant technology is proven, engineering design is approximately 90 per cent complete and a large portion of the required reserves has already been mined and stockpiled.

"Due to the low cost nature of the ore, the operation's overall cash operating costs are expected to be reduced to less than US50c/lb."

Over the past three years regional inferred resources have grown significantly in the Tintaya area. The Tintaya oxide development is the first of several projects being evaluated by BHP to capture value from these additional resources.



Further information can be found on our Internet site: http://www.bhp.com

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